Exhibit 99.1

Genius Group Wins Council of Europe Competition for ‘Genius Nation’ AI System and Completes Delivery

Asset Recovery Committee of the Republic of Kazakhstan to Utilize ‘Genius Nation’ AI System to Help Recoup Billions in Illegal Assets

SINGAPORE, July 26, 2024 (GLOBE NEWSWIRE) — Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI powered education and acceleration group, today announced the delivery of a nationwide AI technology system to the Asset Recovery Committee of the Prosecutor General’s Office of the Republic of Kazakhstan, awarded in a global competition launched by the Council of Europe, the European Union’s leading human rights organization.

Prime Source, a Genius Group Company, is believed to be the largest independent IT software developer in Kazakhstan and Central Asia, and has been delivering proven AI-enabled outcomes to enterprises worldwide since 2007.

The Asset Recovery Committee was established in 2023 by decree of President Kassym-Jomart Tokayev and is a working body of the Commission on the Return of Illegally Acquired Assets headed by Prime Minister Olzhas Bektenov. The committee is entitled to request and receive all information about assets and their owners, and engage researchers, experts and specialists to identify and eliminate the causes and conditions that facilitated the illegal concentration of economic resources and the illegal withdrawal of assets.

The AI Central Support Department of the Council of Europe launched a technology competition in February 2024 to support the Committee’s system for the recovery of criminal proceeds through the deployment of a nationwide, AI powered system that connects more than 50 government databases to more than 300 external data sources ranging from government tax agencies and banking data to property and asset ownership data, contracts data, corporate and personal data, and a global network of open source intelligence (OSINT) databases.

The Council of Europe is the Europe’s leading human rights organisation. The council, which includes 46 member states, 27 of which are members of the European Union, has taken a proactive role in the use of AI. It has established a Resource Centre on Cyberjustice and AI and it adopted its first international treaty on Artificial Intelligence and Human Rights, Democracy and the Rule of Law in May 2024, drafted by 46 Council of Europe member states, the European Union and 11 non-member states (Argentina, Australia, Canada, Costa Rica, the Holy See, Israel, Japan, Mexico, Peru, the United States of America, and Uruguay).

The competition for the AI Asset Recovery System was launched by the Council of Europe as part of this commitment to improving Cyberjustice with AI. Prime Source won the competition in May 2024 and has completed the delivery of the first phase of the system in July 2024, which has already been approved and received by the Council of Europe and Asset Recovery Committee.

With the help of the system, the Asset Recovery Committee will seek to identify illegally obtained assets and collect the necessary evidence base for their return to state revenue. The Committee plans to widely apply and develop the acquired system in the long term.

Eugene Sherbinin, CEO of Prime Source – a Genius Group Company – said: “We expect our AI system will become an essential tool for the Asset Recovery Committee’s work to recover illegally acquired assets, including assets internationally. According to the 2024 Global Financial Crime Report, more than $3 trillion in illicit funds and money laundering flowed through the global financial system last year.

Utilizing our big data analytics, machine learning and artificial intelligence capabilities, we believe the effect of using AI systems such as this could represent billions of dollars in returned assets. The Chairman of Kazahkstan’s Anti-Corruption Agency Askhat Zhumagali reported that from 2022 to 2024, more that $2.2 billion was recovered from the return of illegal assets. We look forward to working with our partners in the Kazakhstan government to help with their important mission to increase this amount.”

Roger Hamilton, CEO of Genius Group, said: “This award complements our recently announced completion of Phase 1 of a $22 million ‘Genius Nation’ contract with the Government of the Republic of Kazakhstan, enabling the development of a Sovereign AI in the country. With this additional AI system, we are helping to enable Kazakhstan’s vision of becoming an AI powered Genius Nation.”

Footnotes

Details of 2024 Global Financial Crime Report: LINK

Details of Kazahkstan’s Anti-Corruption Agency Report: LINK

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI powered, digital-first education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

Forward-Looking Statements

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